Exhibit 99.7

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Chairman’s Address
Brisbane, Australia — Friday, 20 May 2011: Metal Storm Limited.
Fellow shareholders,
We have seen quite a bit of each other this year as a result of the regular general meetings we have been required to hold to maintain funding for ongoing operations. Thank you for your involvement and patience with the procedural issues and your ongoing support.
Because of the constancy of these meetings everyone who is interested knows that Metal Storm has been severely cash constrained over the past several years but the past 12 months has been a constant battle to stay solvent.
The Company has spent a very material part of its energy on seeking an investor or investors who will fund the Company to enable it to achieve its strategic plan.
The Board have had difficult decisions in this. We have chosen to maintain expenditure sufficient to continue to advance the development of the technology connected with a small but focused product sales program which has had a good outcome only because the Company staff both in Australia and the USA have risen to the challenge. They have achieved much with very limited resources. The Board has had to hold much in abeyance which it would have liked to do but fundamentally we decided the Company’s survival required us to continue the Company’s work on those projects which Dr Lee Finniear will report on shortly.
Our cash position has not been helped by the delay in the department of corrective services in PNG to secure timely approvals for the contract which we signed with them in August last year. The relevant minister there shares our frustration with ongoing delays and was reported in a major PNG newspaper on 6 May 2011 calling on the National Security Council to quickly meet and consider his department’s submission.
The situation in PNG is fluid but we expect to have it finalised in due course. We see this as more important for getting our product into the field than the funding it provides. The Company’s commercial philosophy is no product can be delivered until the order program is commenced and the contracted payments are in place.
Our search for investors has been managed at the lowest cost level we can muster. Apart from one specific trip to the USA by our CEO all other contacts and follow through are being undertaken by phone, email and potential investor visits to Metal Storm offices in Brisbane. The Company is presently in discussion with several interested parties. We have concluded negotiations with others who had initial interest, without success. These potential investors have recognised the opportunity within the Company but for various reasons the commercial marriage has not been consummated.
One of the reasons for this is the complexity of the pre GFC legacy capital structure which requires the Company to either pay out both secured and unsecured notes or reach an accommodation for their extension. The Company has commenced discussions with the majority owner of the senior secured notes due for repayment by September this year with a view to extending the maturity of the instruments. More detail will be made available once the Company and secured noteholders have reached an in principal agreement.
An extension of notes may mean your board may have to convene yet another general meeting in the near term but this extension will be helpful as we continue our hunt for the right investor.

Metal Storm Limited
ACN 064 270 006
All shareholders should be aware that cash management is very difficult. We have regular legal advice on appropriate company disclosure and behaviour regarding our cash and there are no creditors who cannot be paid as their debt falls due. We are conscious at all times to maintain a balanced view about our duty to seek value for shareholders and the legislative demand to ensure strict solvency.
The Board would like to be able to give shareholders a clear statement as to when new capital will be available. We cannot do that at this meeting. We are working hard on this and will continue to do so but cannot offer any certainty at this time.
What is a positive from the past year is the way the product side of the Company has performed. I now ask our CEO to bring you up to date on product development and related matters.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.